EXHIBIT 99.1

Centerra Gold Announces Thompson Creek Feasibility Study Results and Strategic Plan for US Molybdenum Operations, Including a Restart of the Thompson Creek Mine and Ramp-Up of Langeloth

Integrated value of Thompson Creek and Langeloth is expected to have after-tax NPV8% of $472M and IRR of 22%
Langeloth, at full capacity and integrated with Thompson Creek, is expected to generate approximately $45M earnings from operations and $50M EBITDANG per year

All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, Sept. 12, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces the results from its Thompson Creek feasibility study, including a strategic, integrated business plan for its Molybdenum Business Unit (“MBU”) consisting of a restart of the Thompson Creek Mine (“Thompson Creek”) and a commercially optimized plan for the Langeloth Metallurgical Facility (“Langeloth”), collectively the US Molybdenum Operations (“US Moly”). Centerra will host a conference call and webcast to discuss the strategic plan for US Moly on Friday, September 13, 2024, at 9:00 am Eastern Time. Details for the conference call and webcast are included at the end of the news release.

President and CEO, Paul Tomory, commented, “Over the last year, we have developed a value-enhancing strategy for Centerra’s US molybdenum operations, centered around the vertical integration of Thompson Creek and Langeloth, and supported by strong molybdenum market fundamentals. The combined US Moly business is expected to produce an after-tax net present value (8%) (“NPV8%”) of $472 million. A key contributor to this value is Langeloth, which at full capacity, integrated with Thompson Creek, has the potential to generate robust annual EBITDA. Today, we announce the decision to unlock significant value through the restart of operations at Thompson Creek and a progressive ramp-up of production at Langeloth. When Thompson Creek begins production, currently targeted for the second half of 2027, it will provide additional high-grade, high-quality feed to Langeloth, enabling a ramp-up of production towards Langeloth’s full annual capacity of 40 million pounds while improving operational flexibility to meet market demand.”

Paul Tomory continued, “We completed a feasibility study at Thompson Creek that has confirmed the capital estimate from the pre-feasibility study, while adding another year of production. Following significant progress on permitting efforts in the second quarter 2024, we have pivoted from a two-phased approval to a single-phase capital investment of $397 million over three years, from now through mid-2027. Our total project costs guidance at Thompson Creek for the second half of 2024 is expected to be $55 to $65 million. We will provide 2025 guidance for Thompson Creek with our annual guidance that is expected to be published early next year.”

Paul Tomory concluded, “We are continuing to explore strategic options to unlock the full potential of our molybdenum business, in line with Centerra’s strategy to maximize the value of each asset in our portfolio. While Centerra expects to remain a gold-focused company, we acknowledge the significant value of our base metal assets.”

Integrated US Moly Highlights

  Robust integrated economics of Thompson Creek and Langeloth: Strong project economics due to synergies with the high-quality concentrate blend that could be achieved when Thompson Creek is vertically integrated with Langeloth. Once Thompson Creek resumes full production, the US Moly business is expected to generate sustainable strong annual cash flows.
	US Moly(1) (Thompson Creek + Langeloth)	Thompson Creek Only(3)	Langeloth Only
NPV8%	$472M	$185M	$258M
Internal Rate of Return (“IRR”)	22%	15%	n.m.
Additions to PP&E / Non-sustaining capital expendituresNG(2)	$397M	$397M	-

(1)	US Moly includes an additional $29M of unattributed tax synergies.
(2)	Additions to Property, Plant, and Equipment (“PP&E”) are the same as Capital ExpendituresNG.
(3)	The economic assessment for Thompson Creek in the FS (as defined below) has been prepared on a stand-alone basis and does not include integration with Langeloth. The economics for integrating Thompson Creek and Langeloth are extrapolated from the Thompson Creek feasibility study.
NOTE: See “Assumptions” at the end of this news release. “n.m.” stand for not meaningful.

  Improved integrated economics compared to the pre-feasibility study (“PFS”) in September 2023: Integrated economics based on the FS have improved as compared to the PFS, specifically the Thompson Creek updated life of mine (“LOM”) plan has an additional 12 million pounds of molybdenum being produced, one year of additional mine life, more concentrate produced in the first four years, and a de-risked capital estimate.
US Moly: Thompson Creek + Langeloth
	FS(1)	PFS
NPV8%	$472M	$218M
NPV5%	$692M	$373M
IRR	22%	16%
LOM	12 years	11 years
Thompson Creek Molybdenum Production	146M lbs	134M lbs
Additions to PP&E / Non-sustaining capital expendituresNG(2,3)	$397M	$350M - $400M

(1)	The economics for integrating Thompson Creek and Langeloth are extrapolated from the Thompson Creek feasibility study.
(2)	Additions to PP&E are the same as Capital ExpendituresNG.
(3)	Thompson Creek only; Langeloth additions to PP&E are in the range of $3 to $4 million per year and are considered sustaining capital.

Langeloth Highlights

  Phased ramp-up to full capacity: Langeloth plans to ramp up production progressively over the next few years to increase production towards its full capacity of 40 million pounds per annum by 2028, which aligns with Thompson Creek’s first full year of production. At full capacity, the molybdenum feed to Langeloth is expected to consist of approximately one third supplied by Thompson Creek and two thirds purchased from third parties.
  At full capacity, Langeloth is expected to generate approximately $45 million in earnings from operations and $50 million of earnings before interest, taxes, depreciation and amortization (“EBITDA”)NG annually. Significant synergies and margin improvements are expected to result from increased capacity utilization at Langeloth, including improved blending flexibility and more higher margin molybdenum products enabled by the high-quality feed from Thompson Creek.
  Strategic geographic location: Langeloth is strategically connected to the North American steel supply and sales markets via efficient transportation networks and reliable infrastructure. Being close to several major US east coast ports, Langeloth is also well located for importing molybdenum concentrates and exporting molybdenum products.
  Flexible and agile operations: With six roasters, the ability to produce a variety of finished molybdenum products and a potential total capacity of approximately 40 million pounds, Langeloth has flexibility to adapt to changing market and commercial conditions. Langeloth has value-added production capabilities, namely for ferromolybdenum and pure molybdenum oxide, positioning the business for opportunities and growth.
  Strong leadership and people: The Langeloth management team and staff are highly experienced, dedicated and committed to a strong culture of operational excellence and innovation. With 100 years of experience in processing molybdenum, the team at Langeloth has developed a strong commercial network and constructive engagement with local regulators.

Thompson Creek FS Highlights

  Robust project economics: NPV8% of $185 million and after-tax IRR of 15% using an assumed flat molybdenum price of $20 per pound for the LOM. The economic assessment for Thompson Creek in the FS has been prepared on a stand-alone basis and does not include the benefits of integration with Langeloth.
  De-risked capital costs: Initial capital investment of approximately $397 million. The capital expenditures needed to restart Thompson Creek are significantly de-risked due to an existing pit, significantly advanced equipment rebuilds and purchases and an existing process plant that requires minimal upgrades and refurbishment. A majority of the anticipated capital expenditures are focused on capitalized stripping, plant refurbishment and mine mobile fleet upgrades.
  Initial mine life of 12 years: Average annual molybdenum production is estimated to be approximately 13 million pounds after initial ramp-up. The average LOM operating costs are $9.66 per molybdenum pound sold and LOM all-in sustaining costs (“AISC”)NG are $12.46 per molybdenum pound sold.
  Strong Reserve Base: The FS includes proven and probable molybdenum reserves of 161 million pounds, measured and indicated molybdenum resources of 63 million pounds and inferred molybdenum resources of 17 million pounds, as of September 1, 2024. The average reserve grade is 0.065% molybdenum.

The Company expects to file a technical report for Thompson Creek on its website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

US Moly Overview

US Moly, consisting of the Langeloth metallurgical facility near Pittsburgh, Pennsylvania, and the Thompson Creek mine in Idaho, is part of Centerra’s MBU. The molybdenum assets were acquired by Centerra in 2016, along with the Mount Milligan gold-copper mine.

Langeloth

Langeloth is one of three molybdenum conversion facilities in the United States. Its facility and existing permits make it a unique and strategic asset, given its proximity to the North American steel market. Langeloth began commercial molybdenum conversion operations in 1924 and has historically operated at levels significantly higher than today. Over a two-year period prior to the suspension of the Thompson Creek mine in December 2014, the volume of molybdenum roasted at Langeloth was around 37 million pounds per year.

Langeloth operates as a conversion facility of molybdenum concentrate into metallurgical and chemical grade products. These products are sold to steel, other metallurgical, and chemical producers globally. Technical oxide is the main product manufactured by Langeloth due to its role as a key input in the manufacturing of high-performance steels. It can potentially be further processed into value-added products that command a higher margin. Langeloth can also produce ferromolybdenum and pure molybdenum oxide, and it has the capability to produce byproducts such as rhenium, with flexibility to adjust the product mix depending on market demand and the quality of concentrates sourced. The availability of high-quality Thompson Creek concentrate provides significant commercial flexibility to the MBU.

Commercial Optimization of Langeloth

Centerra has completed a commercial optimization plan at Langeloth, geared at increasing profitability and maximizing its future potential by increasing production levels, achieved by a ramp-up in the purchase of third-party concentrates and the restart of the Thompson Creek primary molybdenum mine.

Langeloth is well-positioned to capitalize on the current supply deficit in the molybdenum market and grow the business to meet the market demand. In the recent past Langeloth has operated slightly below its annual breakeven capacity of approximately 14 million pounds. The operation can be ramped up to full capacity to enable production of approximately 40 million pounds per year in a straightforward manner.

At full capacity, significant synergies and margin improvements that will enhance future cash flow generation and profitability from US Moly are expected to result from: (1) ability to leverage fixed costs, related to increased capacity utilization at Langeloth from the current level of approximately one third; (2) ability to blend the high-quality Thompson Creek concentrate with lower quality third-party concentrates; and (3) the ability, enabled by the quality of the Thompson Creek concentrate, to produce an increased volume of higher margin final molybdenum products.

At full production capacity, integrated with Thompson Creek, the molybdenum conversion facility at Langeloth has the potential to generate annually approximately $50 million of EBITDANG, $40 million in cash flow from operations and free cash flowNG of $35 million.

As a result of the compelling value opportunity, Centerra is initiating a progressive ramp-up at Langeloth to allow for commercial optimization. Langeloth is expected to ramp up production progressively towards its full capacity of 40 million pounds per annum by 2028, which aligns with Thompson Creek’s expected first full year of production. At full capacity, the molybdenum feed processed at the Langeloth facility is expected to consist of approximately one third supplied by Thompson Creek and approximately two thirds purchased from third-party providers. Further details on the restart of Thompson Creek are provided below.

Based on an assumed flat price of $20 per pound molybdenum, a working capital investment will be required over the period from 2025 to 2028 to support the ramp-up to full capacity. On a cash flow basis, this increase in working capital is expected to be largely offset by cash flow generated by Langeloth during the same period. The structure of commercial contracts at Langeloth helps to mitigate molybdenum price volatility. Concentrates are purchased at a discount to the prevailing market molybdenum price, while final products are generally sold at prices at or above this benchmark. As a result, the integrated operations of US Moly will be better positioned to withstand future fluctuations in molybdenum prices.

Reaching higher capacity utilization will depend on several factors which are not fully in Centerra’s control, including the ability to acquire third-party concentrates on favourable commercial terms over a significant period of time.

Thompson Creek

The Thompson Creek mine is a large open-pit primary molybdenum mine. It was a producing mine until it was placed on care and maintenance in December 2014. It has an existing open pit, as well as established site infrastructure, processing facilities and equipment fleet.

Feasibility Study

The Company has completed a FS on the restart of mining at Thompson Creek, with the objective of realizing value for the US Moly business. A restart of Thompson Creek, on a stand-alone basis, is expected to result in NPV8% of $185 million and IRR of 15%, based on an assumed flat molybdenum price of $20 per pound. The FS includes an optimized mine plan with a 12-year mine life. A summary of the FS production profile is included in the table below.

Thompson Creek FS Production Profile

	Total Mined (M tons)	Grade of Ore Processed (% Mo)	Molybdenum Production(3) (Mlb)
2024(1)	4.9	-	-
2025	50.0	-	-
2026	48.0	-	-
2027(2)	52.0	0.05	4.7
2028	56.9	0.07	12.4
2029	51.0	0.08	14.5
2030	45.0	0.08	14.7
2031	37.0	0.07	13.7
2032	57.0	0.05	9.7
2033	40.0	0.04	7.8
2034	36.7	0.08	15.9
2035	24.2	0.10	19.3
2036	8.0	0.06	12.2
2037	-	0.05	9.1
2038	-	0.05	9.1
2039(2)	-	0.03	2.4
Total LOM	510.7	0.06	145.6

(1)	2024 figures for the period from September 1, 2024 to December 31, 2024.
(2)	Production is expected for a part of this year.
(3)	It is estimated that approximately 4.7% of the recovered molybdenum pounds will be further refined at Thompson Creek and sold as high-performance molybdenum.
NOTE: “Mo” stands for molybdenum, “M tons” stands for millions of short (US) tons, “Mlb” stands for millions of molybdenum pounds. Totals may not sum precisely due to rounding.

The cost profile associated with the FS is largely driven by the grade profile. AISCNG per pound from 2028 to 2031 are expected to be lower than the LOM average due to higher grades and more ore tons mined, which is expected to result in stronger cash flows in these years. The average operating costs over the LOM are detailed in the table below. These operating costs exclude capitalized pre-production costs, which are included in capital costs. Processing costs cover mill, tailings and water management costs.

LOM average operating costs
Mining	$2.03 per ton mined
Processing	$4.85 per ton processed
General and administrative (“G&A”)	$1.67 per ton processed

Capital ExpendituresNG

Centerra is proceeding with a restart of Thompson Creek, which is expected to require an investment of approximately $397 million in total initial, non-sustaining capital expendituresNG over three years, from September 2024 through mid-2027. In the second quarter of 2024, following environmental studies and regulatory reviews, Centerra obtained mine permit authorizations for additional lands at Thompson Creek, which will enable the proposed pit highwall layback included in the FS. As a result of receiving these mine permit authorizations, a key first step in the overall permitting process, the Company is moving away from a two-phased capital approval previously disclosed to a single-phase capital investment over three years. Thompson Creek is proactively advancing environmental studies which should support future permitting, which will not be required until several years after first production.

Centerra’s capital investment at the Thompson Creek mine is significantly de-risked due to an existing pit, significantly advanced equipment rebuilds and purchases, and an existing process plant that requires some refurbishment. Early works to support the restart of operations at Thompson Creek are underway, progressing on budget and on schedule. The majority of the capital expenditures going forward are expected to be focused on pre-stripping activities and mill refurbishment. Over the first six months of 2024, capital spending at Thompson Creek was primarily related to refurbishment of existing mining mobile equipment and the purchase of additional mobile equipment, stripping activities and technical studies.

Updated 2024 Guidance at Thompson Creek

For the second half of 2024, total project costs at Thompson Creek are expected to be $55 to $65 million, primarily related to pre-production stripping and mine mobile fleet upgrades. Approximately $10 million of these costs will be expensed for accounting purposes, with the remainder treated as capital expenditures. Including the actual amounts spent in the first six months of 2024 of $20.9 million, full year 2024 project development costs guidance at Thompson Creek is $75 to $85 million.

Sensitivity to Molybdenum Prices

The Thompson Creek FS and integration of Langeloth demonstrate strong economics at assumed flat molybdenum prices of $20 per pound. Langeloth provides resilience to low molybdenum prices in the cycle. The sensitivity to changes in molybdenum prices is illustrated in the table below.

FS Economics (Thompson Creek only)

	Molybdenum Price ($/pound)
	$17.50	$20.00 (FS price)	$22.50	$25.00
NPV8%	($7M)	$185M	$370M	$542M
NPV5%	$70M	$307M	$535M	$744M
IRR	8%	15%	21%	26%

US Moly Integrated Economics (Thompson Creek plus Langeloth)

	Molybdenum Price ($/pound)
	$17.50	$20.00 (FS price)	$22.50	$25.00
NPV8%	$313M	$472M	$628M	$782M
NPV5%	$496M	$692M	$885M	$1,076M
IRR	18%	22%	26%	29%

Mineral Reserve and Mineral Resource Estimates

Thompson Creek is an open pit operation that was active until 2014 when management made the decision to cease operations due to falling molybdenum prices. After approximately 10 years on care and maintenance, the historical mineral resource model needed to be updated. The tables below outline the mineral reserve and resources at Thompson Creek as of September 1, 2024.

Thompson Creek Mineral Molybdenum Reserve and Resource Estimate (September 1, 2024)

	Tons (M)	Molybdenum Grade (%)	Contained Molybdenum (Mlbs)
Proven	49	0.076	75
Probable	75	0.057	86
Proven and Probable	125	0.065	161
Measured	6	0.059	7
Indicated	50	0.057	57
Measured and Indicated	55	0.057	63
Inferred	12	0.072	17

NOTE: See “Reserve and Resource Notes” at the end of this news release. Totals may not sum precisely due to rounding.

Endako Project

Centerra has a 75% interest in the Endako mine in northern British Columbia, Canada, which is part of the MBU. The remaining 25% interest is held by Moon River Capital Ltd. Endako is expected to remain in care and maintenance while the Company focuses on the Thompson Creek restart. Endako is an important primary molybdenum asset with a large defined resource in a top-tier jurisdiction, with a modern processing plant, providing longer-term optionality. Should Endako be restarted in the future, it has the potential to provide approximately one third of the molybdenum feed supplied to Langeloth, which could either complement or replace the Thompson Creek feed.

Molybdenum Market

Molybdenum is an industrial metal principally used for metallurgical applications such as a ferro-alloy in engineered, stainless, and other speciality steels where high strength, temperature-resistant or corrosion-resistant properties are sought. The addition of molybdenum enhances the strength, toughness and wear and corrosion-resistance in steels. Molybdenum is used in major industries including chemical and petrochemical processing, oil and gas for drilling and pipelines, power generation, automotive and aerospace. It is also required for several green energy applications, especially wind, geothermal and nuclear. Higher purity molybdenum is also widely used in non-metallurgical applications such as petroleum refining catalysts, lubricants, flame-retardants in plastics, water treatment and as a pigment.

According to the World Bank report “Minerals for Climate Action: The Mineral Intensity of the Clean Energy Transition” (2020), molybdenum is named one of the cross-cutting minerals, like copper, needed across a range of low-carbon technologies, especially wind and geothermal. The report estimates that the cumulative molybdenum demand under the renewable energy roadmap scenario from the International Renewable Energy Agency may grow by 119% through 2050 from green technologies only. Based on data from the International Molybdenum Association, the world used around 630 million pounds of molybdenum in 2023, with the most used in engineered steels (38%), stainless steels (25%) and chemicals (13%). A variety of end uses and limited substitution ensures that molybdenum is not dependent on specific industries, making the demand for it relatively stable.

Conference Call to Discuss the Strategic Plan for US Moly

Centerra will host a conference call and webcast to discuss the strategic plan for US Moly on Friday, September 13, 2024, at 9:00 am Eastern Time. Details for the conference call and webcast are included below.

Webcast

  Participants can access the webcast at the following link.
  An archive of the webcast will be available for until end of day December 13, 2024.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will by-pass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial-in and speak with a live operator, can access the call by dialing 1-844-763-8274 or 647-484-8814. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until end of day October 13, 2024. The recording can be accessed by dialing 412-317-0088 or 1-877-344-7529 and using the passcode 1752426. In addition, the webcast will be archived on Centerra’s website at: www.centerragold.com.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
(416) 204-1957
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Reserve and Resource Notes

  Mineral Reserves stated in the table above are the economic portion of the Measured and Indicated Mineral Resource contained within the engineered pit design following the selected ultimate Pseudoflow pit shell.
  Mineral Reserves are stated in terms of in situ tons and grade before process recovery is applied.
  Modifying factors such as dilution and mining loss have been accounted for.
  The economic assumptions used for the Mineral Reserve estimate include: ore mining cost of $2.17/ton; waste mining cost of $1.77/ton; mining sustaining cost of $0.06/ton; G&A, processing, and sustaining costs of $7.33/ton ore; and selling cost of $1,460/ton metal in concentrate.
  Mineral Reserves are based upon a 0.030% Mo internal cut-off grade with some marginal material included, using a $16.00/lb Mo price with a variable molybdenum recovery.
  Mineral Resources are reported exclusive of Mineral Reserves; Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Mineral Resources are considered for open pit extraction.
  Resources are reported using a 0.025% Mo cut-off grade within a conceptual pit shell and are exclusive of Mineral Reserves. Economic parameters for the determination of the resource cut-off grade include: (i) Molybdenum price of US$18.50/lb; (ii) Mining cost of $1.77-$2.17/ton and G&A and processing cost of $6.75/ton processed. Sustaining costs were not included in the resource cut-off grade calculation; (iii) At the cut-off grade an 82% recovery was assumed.
  Mineral Resources are classified and have been estimated in accordance with CIM Definition Standards.
  As required by reporting guidelines, rounding may result in apparent summation differences between tons, grade, and metal content.
  Refer to the full technical report for the Thompson Creek mine at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Feasibility Study Qualified Persons (“QPs”)

Lars Weiershäuser, PhD, P.Geo, and Centerra’s Director, Geology, has reviewed and approved the scientific and technical information included in this news release related to mineral resource estimates. Dr. Weiershäuser is a Qualified Person within the meaning of the Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineers of Ontario (PEO), has reviewed and approved the scientific and technical information in this news release related to mineral reserve estimates, operating and capital costs. Mr. St-Onge is a Qualified Person within the meaning of NI 43-101. Mr. St-Onge was Centerra’s Senior Director, Technical Services until May 31, 2024, and is now providing services to the Company as an external consultant.

All other scientific and technical information presented in this news release was reviewed and approved by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer. Mr. Chawrun is a Qualified Person within the meaning of NI 43-101.

For more information on the FS and the full list of QPs, please refer to the full technical report for the Thompson Creek mine at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Assumptions

The economic analysis of the project was performed using the following assumptions and basis:

  Economic assessment for Thompson Creek is prepared on a stand-alone basis and does not include any integration with Langeloth.
  Pre-tax net cash flows for Thompson Creek include all operating, transport, treatment, capital and reclamation costs.
  Economic assessment of the project uses a discounted cash flow approach. Cash flows are taken to occur at the mid-year of each period. NPV is calculated by applying no discounting to 2024 cash flows and by discounting LOM cash flows from the year 2025 to the end of mine life to January 1, 2025, using 8% discount rate.
  Project economics are based on a valuation date of September 1, 2024.
  A price of $20/lb of molybdenum is assumed throughout the LOM.
  All costs presented are in constant US dollars as of Q2 2024 with no price inflation or escalation factors applied.
  Ore production is scheduled to begin in Q3 2027.
  Mine life is 16 years, including an initial four years of construction and waste stripping from years 2024 to 2027 and 12 years of production activities.
  Average annual molybdenum production during production years is 12 million pounds per year. All molybdenum produced by the mine is assumed to be sold in the same year it is produced.
  Working capital for Thompson Creek is assumed not to change significantly over the LOM and is not modeled in this economic analysis.
  No salvage values are assumed for the capital equipment at the end of mine life.
  Reclamation and closure costs for the site were estimated by an external consultant at a total of $202 million. Reclamation and closure activities will start progressively after the end of production in 2039, with the bulk of reclamation work to be completed by 2045, followed by ongoing tailings management costs and monitoring thereafter.
  Transportation costs for molybdenite concentrate shipments to Langeloth are estimated at $29 million over the LOM. Treatment costs at Langeloth are estimated at $118 million over the LOM. These costs include all processing and refining expenses necessary to convert the molybdenite concentrate into molybdenum oxide and other marketable products. The estimated costs for transportation to and treatment at Langeloth are based on current trucking quotes and current treatment costs at the facility, respectively.

Caution Regarding Forward-Looking Information
Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words "achieve", “advance”, “assume”, “anticipate”, “approach”, “believe”, “budget”, “could”, “de-risk”, “develop”, “enhance”, “estimate”, “expect”, “explore”, “focus”, “forecast”, “future”, “generate”, “growth”, “in line”, “improve”, “may”, “maximize”, “offset”, “optimize”, “plan”, "potential", “remaining”, “restart”, “result”, “schedule”, “strategy”, “subject to”, “target”, “understand”, “update”, “will”, and similar expressions identify forward-looking information.

These forward-looking statements relate to, among other things: statements regarding the Company’s strategic plan; any synergies which may arise from, or are expected to arise from, the vertical integration of Thompson Creek and Langeloth including the Company’s ability to source and blend the concentrate from Thompson Creek or third-parties at Langeloth; the proposed pit highwall layback included in the Thompson Creek feasibility study; projections regarding earnings, cash flow from operations, free cash flow, internal rates of return and after-tax net present values for Thompson Creek, Langeloth or US Moly; the 2024 guidance for project spending at Thompson Creek related to capitalized stripping, plant refurbishment, mine mobile fleet upgrades and capital expenditure guidance; fluctuation of, sensitivity to, and assumptions of molybdenum prices and the impact it may have on the future supply and demand of molybdenum and steel; the expected profile of US Moly’s future production and costs; updates to the life of mine plan for Thompson Creek; the expected filing of a technical report for Thompson Creek; Langeloth’s ability to capitalize on growing demand in the molybdenum market; strategic options for the entire MBU and US Moly; future cash flow generation and profitability from Thompson Creek, Langeloth or US Moly; evaluating external opportunities for growth; ongoing evaluations of a restart of Thompson Creek, including integrating Langeloth, its operating capacities and the use of the concentrate from Thompson Creek or third-parties, the ability of the Company successfully advance environmental studies that support future permitting; the Company receiving all necessary permits and authorizations required during the restart and production at Thompson Creek; mineral reserve and mineral resource estimates from Thompson Creek; the ability to ramp-up operations at Langeloth and realizing its full annual capacity; the ability of the Company to obtain the requisite supply to support full capacity at Langeloth from third-parties; future prices of molybdenum including the ability of the Company to purchase concentrate at a discount to the market and being able to sell final products at or above this benchmark; the future of Endako, its ability to supply Langeloth with molybdenum feed if restarted and whether or not this molybdenum feed could complement or replace that feed from Thompson Creek; and the future exploration plans for the Company.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward- looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks associated with the Company’s operations, including; the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices; risks that community activism may result in increased contributory demands or business interruptions; potential defects of title in the Company’s properties that are not known as of the date hereof; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on, including environmental, processing permitting, taxation, socioeconomic, infill and exploration drilling and other factors; key assumptions, parameters and methods used to estimate the mineral reserve and mineral resource estimate in the Thompson Creek feasibility study; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and (B) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: the ability of the Company to achieve pit slope design angles at Thompson Creek, particularly in the North Wall, which will be based on future drilling and may be impacted by stronger/weaker rock characteristics, favorable/unfavorable geologic structure, and/or variations in pore pressures that could result in an increase or decrease in required depressurization to achieve these slope design angles; the ability of the Company to achieve historical throughput rates at Thompson Creek; the Company receiving the required authorizations and permits for the restart of Thompson Creek; the ability of the Company to source and blend concentrate from Thompson Creek or third-parties at Langeloth; the stability of the pit walls at the Company’s operations, including Thompson Creek; the integrity of tailings storage facilities and the management thereof, including as to stability, seismic activity, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable and any future capital expenditures required for active reclamation and tailings storage facilities issues; changes to current remediation plans due to tailings storage facilities structures; the ability of the Company to achieve its commercial optimization plan at Langeloth; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, wildfires, earthquakes, pandemics, or other global events such as wars); risks related to future price of molybdenum, inflation and interest rates; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; . For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar and the “Capital and Operating Costs – Material Assumptions”, “Economic Analysis – Assumptions”, “Interpretation and Conclusions - Risks and Opportunities” sections of the technical report for Thompson Creek which will be available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of September 12, 2024. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

Non-GAAP Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures and non-GAAP ratios described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing molybdenum, understanding the economics of molybdenum mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures and non-GAAP ratios used in this document:

  EBITDA is a non-GAAP financial measure that represents earnings before interest, taxes, depreciation, and amortization. It is calculated by adjusting earnings from operations as recorded in the consolidated statements of earnings by depreciation and amortization. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  All-in sustaining costs per molybdenum pound sold is a non-GAAP financial measure that includes all operating costs, comprising of all stripping costs, capital costs and treatment costs. This measure incorporates costs incurred during the production phase. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.